EXHIBIT 99.3

                                 [RETALIX LOGO]


Contact - North America              Contact - International
Allan E. Jordan                      Motti Gadish
The Global Consulting Group          Retalix Ltd.
+1-646-284-9400                      +972-9-776-6611
ajordan@hfgcg.com                    Motti.Gadish@retalix.com


                        Retalix Files 2005 Annual Report

 As previously announced, Company Revises 2005 Results and Restates 2004 Results

     Ra'anana, Israel, July 26, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX) announced today the filing of its Annual Report on Form 20-F for 2005 and an amendment to its Annual Report on Form 20-F/A for 2004 with the U.S. Securities and Exchange Commission.

     Retalix also announced today that, as a result of the filings made with the SEC, Retalix received a letter from Nasdaq stating that the company was again in compliance with Nasdaq Marketplace Rules. Retalix had previously received a Nasdaq Staff Determination indicating that the company had failed to comply with the requirement set forth in Marketplace Rule 4320(e)(12) to file with Nasdaq all required reports on or before the date they are required to be filed with the SEC.

     As the Company previously announced on July 18, 2006, the Annual Reports filed yesterday include revisions to financial results for the fiscal year 2005, initially published on March 27, 2006, and a restatement of its financial results for the fiscal year 2004, filed as part of its Annual Report on Form 20-F for 2004 in March 2005.

     As a result of the revisions, Retalix's revenues for the fiscal year 2005 are now presented as $187.4 million, and the Company's GAAP net income is $14.6 million, or non-GAAP net income of $16.8 million. Retalix's revenues for the fiscal year 2004 are now presented as $123.0 million, and the Company's GAAP net income is $4.8 million. Non-GAAP 2005 net income excludes acquisition related charges of $2.0 million and compensation expenses of $0.2 million in full year 2005 (after tax)*.

     The full 2005 audited consolidated financial statements of Retalix have been filed with the SEC as part of Retalix's Annual Report on Form 20-F. The restated full 2004 audited consolidated financial statements of Retalix have also been filed in an amendment to Retalix's Annual Report on Form 20-F/A for 2004 and are also included in the Company's Form 20-F for 2005.

     The revisions made and their impact on the fourth quarter and full year 2004 as well as each quarter and full year 2005 are detailed in the amended Form 20-F/A for 2004 as well as in the Form 20-F for 2005, as applicable.

     These revisions do not effect any period prior to 2004.

     Previously reported financial statements of Retalix for the foruth quarter of 2004 and full year 2004 and all quarters and full year 2005 should no longer be relied upon.

     The revised financial statements will be available on the Company's web site at www.retalix.com, under "Investors".

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com.

     Retalix(R) is a registered trademark of Retalix Ltd. in the United States and/or other countries.

     * Note on Acquisition Related Charges

     "Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees. "Acquisition related charges" refer to the impact of the amortization of intangible assets and other acquisition related expenses. See "Use of Non-GAAP Financial Information". The reconciling items for non-GAAP net income are described above. A reconciliation between the full GAAP and Non-GAAP Statements of Income for 2005 is available on the Company's web site at www.retalix.com, under "Investors".

     Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R and acquisition related charges. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparsions to periods prior to the adoption of SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such deems it important to provide all this information to investors.

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